                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2


                       FIRST AMERICAN CAPITAL CORPORATION
                               -------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                               -------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   31848M 10 2
                                 (CUSIP NUMBER)

               MARK A. OLIVER                     WITH A COPY TO:
         400 EAST ANDERSON STREET              REID A. GODBOLT, ESQ.
           AUSTIN, TEXAS 78752                 JONES & KELLER, P.C.
              (512) 837-7100                 1625 BROADWAY, 16TH FLOOR
                             DENVER, COLORADO 80202
                                 (303) 573-1600

                      -------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 8, 2003
                      -------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF SECTIONS 240.13D-1(e) OR 240.13D-1(g), CHECK THE
                               FOLLOWING BOX. [ ]

    THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE
      DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF
      THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS
                      OF THE ACT (HOWEVER, SEE THE NOTES).

                         (CONTINUED ON FOLLOWING PAGES)
                              (PAGE 1 OF 26 PAGES)

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 2 OF 26

1)       Name of Reporting Person
         Harold E. Riley
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a)[x]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable
--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 3 OF 26

1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Mark A. Oliver
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-
                                   ---------------------------------------------
Shares
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 4 OF 26


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Citizens, Inc.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not Applicable

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         Colorado

--------------------------------------------------------------------------------
                                   7)       Sole Voting Power

Number of                                   -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)

         CO

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 5 OF 26


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Rick D. Riley

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-

--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 6 OF 26


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Michael N. Fink
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -125,000-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                125,000

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 7 OF 26


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Rickie D. Meyer
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  456,000

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                456,000

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 8 OF 26

1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Danny N. Biggs
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF

--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  76,000

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                76,000

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION  PAGE 9 OF 26


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Dean F. Ferrell
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         PF
--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  1,230

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                1,230

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 10 OF 26


1)       Name of Reporting Person
         I.R.S. Identification Nos. of Above Person (entities only)
         Roger K. Viola
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[x]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
         Not applicable
--------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) Or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6)       Citizenship Or Place Of Organization
         United States

--------------------------------------------------------------------------------
                                   7)      Sole Voting Power

Number of                                  -0-

Shares                             ---------------------------------------------
                                   8)      Shared Voting Power
Beneficially Owned
                                           -0-
by Each
                                   ---------------------------------------------
Reporting                          9)      Sole Dispositive Power

Person With                                -0-

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power

                                           -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person

         -0-
--------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
13)      Percent Of Class Represented By Amount In Row (11)

         -0-
--------------------------------------------------------------------------------
14)      Type Of Reporting Person (See Instructions)
         IN

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 11 OF 26


The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned on March 31, 2003, as amended on April 24, 2003, and amends such
Schedule 13D only to the extent set forth herein.

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

This Amendment No. 2 to Schedule 13D relates to the Common Stock, $0.10 par value per share ("Common Stock"), of First American Capital Corporation, a Kansas corporation (the "Company"). The principal executive offices of the Company are located at 1303 S.W. First American Place, Topeka, Kansas 66604.

ITEM 2 IS HEREBY AMENDED BY RESTATING THE FIRST PARAGRAPH AS FOLLOWS:

(a)-(c) This Amendment No. 2 to Schedule 13D is filed by Harold E. Riley, Mark
A. Oliver, Rick D. Riley, Michael N. Fink, Rickie D. Meyer, Danny N. Biggs, Dean
F. Ferrell, Roger Viola and Citizens, Inc., a Colorado corporation and insurance holding company ("Citizens") (collectively, the "Reporting Persons"). The principal business address of Citizens is 400 East Anderson Lane, Austin, Texas 78752.

ITEM 4 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

Messrs. Riley and Oliver, in their capacities as Chairman of the Board and President, respectively, of Citizens, obtained the Proxies, giving them the right to vote 652,000 shares of the Common Stock from Messrs. Fink and Meyer and their spouses, the Danny N. Biggs Revocable Living Trust and Mr. Ferrell. In April 2003, all of the Reporting Persons joined the "First American Committee for the Protection of Shareholder Value" (the "Shareholder Protection Committee") to nominate a slate of directors to stand for election to the Board of the Company at the 2004 meeting of shareholders in opposition to the slate of the Company's present Board of Directors.

In connection with the proxy contest and the annual shareholders' meeting which followed, Messrs. Meyer and Fink filed a lawsuit in the District Court of Shawnee, Kansas, in which they obtained declaratory and injunctive relief against the Company regarding the use of proxies at the annual meeting. After the annual meeting, based on the results of the tabulation of votes and other factors, the Reporting Persons decided to no longer pursue an alternate slate of the Board of Directors.

Messrs. Riley, Oliver, Meyer and Fink, Citizens and the Company executed a Settlement Agreement and Limited Release as of August 8, 2003 (the "Settlement Agreement") which, among other things, provided that:

         o        the foregoing lawsuit would be dismissed;

         o        the Shareholder Protection Committee was dissolved;

         o and Messrs. Riley and Oliver surrendered and terminated the Proxies to vote 652,000 shares of Common Stock.

Hence, except for Mr. Meyer, who will continue to own more that 5% of the Company's outstanding Common Stock, the Reporting Persons no longer have a
Schedule 13D reporting obligation after the filing of this Amendment No. 2. Mr. Meyer continues to hold his stock in the Company for investment purposes.

ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

Note: The percentages below are based on a total of 4,687,078 issued and outstanding shares of the Company's Common Stock as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003.

(a)-(b) Under the Proxies, Messrs. Harold E. Riley and Mark A. Oliver had the right to vote 652,000 shares of Common Stock, which constitutes approximately 13.9% of the Company's common stock. Each of the three Proxies gave either Harold E. Riley or Mark A. Oliver the right to vote the number of shares of common stock stated on the proxy until February 13, 2004. Both persons could also have been deemed to have shared voting power with respect to an additional 6,230 shares by virtue of the existence of the group filing this Schedule 13D. The 6,230 shares consist of 5,000 shares owned of record by the Danny N. Biggs Revocable Living Trust which Mr. Biggs did not include in the proxy granted to Messrs. Riley and Oliver and the 1,230 shares owned of record by Mr. Ferrell.

As stated above, effective August 8, 2003, the Proxies were surrendered and terminated and the Shareholder Protection Committee was dissolved. As a result, there is no longer any shared voting power among the Reporting Persons to disclose herein. However, Messrs. Fink, Meyer and their spouses, the Danny N. Biggs Revocable Living Trust, and Mr. Ferrell continue the own shares of the Common Stock as follows:

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 12 OF 26


Mr. Meyer owns directly 456,000 shares of the Company's Common Stock as a joint tenant with his spouse, or 9.7% of the Company's Common Stock issued and outstanding. The proxy which he and his spouse granted to Harold E. Riley and Mark A. Oliver to vote such shares has been revoked and terminated. Mr. Meyer and his spouse have sole voting and dispositive power with respect to such shares.

Mr. Fink owns directly 125,000 shares of the Company's Common Stock as a joint tenant with his spouse, or 2.7% of the Company's Common Stock issued and outstanding. The proxy which he and his spouse granted to Harold E. Riley and Mark A. Oliver to vote such shares has been revoked and terminated. Mr. Fink and his spouse have sole voting and dispositive power with respect to such shares.

Mr. Biggs owns through a trust of which he is trustee and a beneficiary 76,000 shares of the Company's Common Stock, or 1.6% of the Company's Common Stock issued and outstanding. The proxy which he granted, thought the trust, to Harold
E. Riley and Mark A. Oliver, to vote 71,000 of these shares has been revoked and terminated. Mr. Biggs may be deemed to have sole voting and dispositive power with respect to 76,000 shares of the Company's Common Stock.

Mr. Ferrell owns solely 1,230 shares of the Company's Common Stock, or less than 1% of the Company's Common Stock issued and outstanding. Mr. Ferrell has sole voting and dispositive power with respect to such shares.

(c) The Proxies, each of which were dated March 13, 2003, were delivered to Harold E. Riley and Mark A. Oliver on March 19, 2003. Mr. Riley and Mr. Oliver surrendered and terminated the Proxies on August 8, 2003. Except for surrender and termination of the Proxies, no Reporting Person has effected any transactions in the Company's Common Stock during the past 60 days, nor to the best of their knowledge, has any affiliate of any Reporting Person effected any such transactions within the last 60 days.

(d) Although each Proxy gave Harold E. Riley and Mark A. Oliver the right to vote the number of shares set forth below in Item 6 next to the applicable shareholders' names, each shareholder retained the right to receive any dividends on the Common Stock as well as any proceeds from sale of the stock.

(e).No Reporting Person who was a beneficial owner of any shares of Common Stock before the Proxies were delivered and the Shareholder Protection Committee was formed ceased to be a beneficial owner as a result of the Proxies or formation of the committee. Mr. Meyer continues to beneficially own more than 5% of the outstanding Common Stock.

ITEM 6 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

Each of the following shareholders of the Company gave a Proxy to the Harold E. Riley and Mark A. Oliver with respect to the number of shares indicated:


                                                  Number         % of Shares
 Names of Shareholders                           of Shares       Outstanding
--------------------------                     --------------   --------------
Michael N. Fink and
   Michelle D. Fink, joint tenants                    125,000              2.7%
Rickie D. Meyer and
   Susan Kay Meyer, joint tenants                     456,000              9.7%
Danny N. Biggs Revocable
   Living Trust                                        71,000              1.5%
                                               --------------   --------------

Total                                                 652,000             13.9%
                                               ==============   ==============


Note that Mr. Biggs as trustee granted a proxy for 71,000 shares, although the actual number of shares held by the Danny N. Biggs Revocable Living Trust is 77,000.

The Reporting Persons agreed to vote their shares for a replacement slate of the Board of Directors at the 2004 meeting of shareholders of the Company.

As discussed above, Messrs. Riley, Oliver, Meyer and Fink, Citizens and the Company executed the Settlement Agreement, which, among other things, provided that (1) the Shareholder Protection Committee was dissolved, and (2) Messrs. Riley and Oliver surrendered and terminated the Proxies.

The Reporting Persons are not aware of any other contracts, arrangements, understandings or relationships with respect to any securities of the Company which may be required to be disclosed under this Item 6.

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 13 OF 26


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1.       Proxy of Michael N. Fink and Michelle D. Fink *

         2.       Proxy of Rickie D. Meyer and Susan Kay Meyer *

         3.       Proxy of Danny N. Biggs Revocable Living Trust *

         4.       Group Agreement and Power of Attorney **

         5.       Letter dated April 14, 2003, from Danny Biggs to Harland E.
                  Priddle **

         6.       Letter dated April 17, 2003, from Harland E. Priddle to Danny
                  Biggs **

         7.       Letter dated April 22, 2003, from Rickie D. Meyer and Michael
                  N. Fink to Harland E. Priddle **

         8. Settlement Agreement and Limited Release, effective August 8, 2003, among First American Capital Corporation, Citizens, Inc., Harold E. Riley, Mark A. Oliver, Rickie D. Meyer and Michael N. Fink (FILED HEREWITH)

   *   Filed with original filing of this Schedule 13D on March 31, 2003.

   **  Filed with Amendment No. 1 to this Schedule 13D on April 24, 2003.



                            [SIGNATURE PAGE FOLLOWS]

AMENDMENT NO. 2 TO SCHEDULE 13D-FIRST AMERICAN CAPITAL CORPORATION PAGE 14 OF 26


                                   SIGNATURES

Each Reporting Person, other than Mark A. Oliver, has delivered to Mr. Oliver an Agreement and Power of Attorney, in the form attached to Amendment No. 1 to
Schedule 13D as Exhibit 4, which, among other things, permits Mr. Oliver to sign this Amendment No. 2 to Schedule 13D on behalf of each other Reporting Person.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2003


/s/ Mark A. Oliver
-------------------
Mark A. Oliver


/s/ Mark A. Oliver
-------------------
By Mark A. Oliver, Attorney-in-Fact
Harold E. Riley


/s/ Mark A. Oliver
------------------
By Mark A. Oliver, Attorney-in-Fact
Rickie D. Meyer


/s/ Mark A. Oliver
------------------
By Mark A. Oliver, Attorney-in-Fact
Danny N. Biggs


/s/ Mark A. Oliver
------------------
By Mark A. Oliver, Attorney-in-Fact
Rick D. Riley


/s/ Mark A. Oliver
------------------
By Mark A. Oliver, Attorney-in-Fact
Dean F. Ferrell



/s/ Mark A. Oliver
------------------
By Mark A. Oliver, Attorney-in-Fact
Michael N. Fink


/s/ Mark A. Oliver
------------------
By Mark A. Oliver, Attorney-in-Fact
Roger K. Viola

CITIZENS, INC.



By: /s/ Mark A. Oliver
    ------------------
Mark A. Oliver, President

                                                                       EXHIBIT 8


                    SETTLEMENT AGREEMENT AND LIMITED RELEASE


THIS SETTLEMENT AGREEMENT AND LIMITED RELEASE (hereinafter, the "Settlement Agreement"), effective upon execution by all parties hereto, is made and entered into by and between FIRST AMERICAN CAPITAL CORPORATION ("FACC"), CITIZENS, INC. ("Citizens"), HAROLD E. RILEY ("RILEY"), MARK A. OLIVER ("OLIVER"), RICKIE D. MEYER ("Meyer") and MICHAEL N. FINK ("Fink").

WHEREAS, on or about March 31, 2003, the Board of Directors of FACC established April 30, 2003 as the "Record Date" for determining which of its shareholders are entitled to vote at the Annual Meeting of Shareholders scheduled for June 2, 2003; and

WHEREAS, in March, 2003, Meyer and Fink and their respective spouses issued irrevocable proxies which gave Riley and/or Oliver the right to vote their shares of common stock in FACC until February 13, 2004; and

WHEREAS, on March 31, 2003, the Board of Directors of FACC approved a management slate of nominees for election to the Board of Directors at the Annual Meeting on June 2, 2003; and

WHEREAS, on or about April 16, 2003, Riley, Oliver and Citizens filed a draft Form A Statement with the Kansas Insurance Department ("the Department") relating to FACC's insurance subsidiary, First Life American Corporation, and subsequently filed a fully executed Form A Statement with the Department which, upon completion, resulted in formal initiation of the administrative proceedings styled In the Matter of the Proposed Acquisition of the Control of First Life America Corporation by Harold E. Riley, Mark A. Oliver and Citizens, Inc., Docket No. 3166-M, pending before the Kansas Commissioner of Insurance ("the Form A Proceedings"); and

WHEREAS, on or about April 22, 2003, Riley, Oliver, Citizens, Meyer and Fink participated in the formation of a group known as the "First American Committee for Protection of Shareholder Value" (the "Committee") to nominate an alternate slate of directors to stand for election to the Board of Directors of FACC at the Annual Shareholders Meeting scheduled for June 2, 2003; and

WHEREAS, Meyer, Fink, Oliver, Riley and Citizens have engaged in a proxy contest with incumbent management of FACC in connection with the election of the Board of Directors of FACC at the Annual Shareholders Meeting on June 2, 2003; and

WHEREAS, on or about May 30, 2003, Meyer and Fink filed a Verified Petition in the District Court of Shawnee County, Kansas, Case Number 03 C 863 (the "Litigation") seeking declaratory and injunctive relief against FACC regarding the use of proxies at the Annual Meeting of Shareholders; and

WHEREAS, on or about May 31, 2003, the District Court of Shawnee County, Kansas entered a Temporary Restraining Order in the Litigation permitting the Annual Shareholders Meeting to be held on June 2, 2003, directing Meyer and Fink to submit proxies on behalf of the Committee to the Court Reporter of Division 7 no later than 11:00 a.m., June 2, 2003, and restraining FACC from certifying the results of the election of directors until further order of the Court; and

         WHEREAS, on or about July 21, 2003, FACC filed its Answer and Counterclaims against Meyer and Fink in the Litigation; and

WHEREAS, the parties hereto desire to settle and resolve some of the claims that they have against each other, reserving some matters for future resolution and/or litigation, in accordance with the terms and conditions specified herein.

NOW, THEREFORE, in consideration of the foregoing and the covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed by the parties as follows:

1. Upon execution of this Settlement Agreement, Meyer and Fink and FACC shall immediately cause the STIPULATION AND ORDER FOR DISSOLUTION OF TEMPORARY RESTRAINING ORDER AND DISMISSAL OF ACTION, which is annexed as Exhibit A to this Settlement Agreement ("Stipulation and Order") and fully incorporated herein, to be submitted to the District Court of Shawnee County, Kansas for approval and entry on the Docket, and Meyer and Fink and FACC hereby authorize their respective counsel to take any other reasonable steps which may be necessary to obtain judicial approval of the action set forth in such Stipulation and Order to dispose of the Litigation;

2. Meyer, Fink and Citizens agree to take all necessary action in order for the Committee to be dissolved or cease to exist and Meyer, Fink, Riley, Oliver and Citizens agree not to take any action that would prevent or delay the management slate of nominees being certified as the Board of Directors of FACC elected at the June 2, 2003 Annual Meeting;

3. Upon execution of this Settlement Agreement by all signatories hereto, Riley and Oliver shall revoke the irrevocable proxies delivered to them on or about March 19, 2003 from Michael M. Fink, Michelle D. Fink, Rickie D. Meyer, Susan K. Meyer and the Danny N. Biggs Revocable Living Trust by prominently marking each of the proxies "REVOKED AND TERMINATED," executing an original copy of the Certificate (the form of which is annexed hereto as Exhibit B to this Settlement Agreement) for each proxy, delivering the applicable original Certificate and providing copies thereof to FACC, original, marked proxy, as provided in such Certificate, to each of Meyer, Fink and Danny N. Biggs, respectively, and delivering copies of the Certificates and marked proxies to each of the parties hereto;

4. Citizens, Riley and Oliver will withdraw or dismiss their Form A Statement, and any amendments thereto, filed with the Kansas Insurance Department and seek dismissal of the Form A Proceedings, and FACC will not object to such withdrawal or dismissal;

5. For a period of two years from the date of this Settlement Agreement, Citizens and Riley and Oliver, agree not to, directly or indirectly, acquire, agree to acquire, attempt to acquire, or assist in the acquisition of beneficial ownership of (or the power to vote or direct the vote of) any capital stock or other security of FACC, without the prior approval of the Board of Directors of FACC (which may be withheld in its sole discretion), and Citizens agrees to cause its corporate affiliates to refrain, directly or indirectly, from acquiring, agreeing to acquire, attempting to acquire, or assisting in the acquisition of beneficial ownership of (or the power to vote or direct the vote of) any capital stock or other security of FACC without the prior approval of the Board of Directors of FACC (which may be withheld in its sole discretion);

6. FACC hereby RELEASES, ACQUITS AND FOREVER DISCHARGES Citizens, Riley, and Oliver and their respective officers, directors, parent companies, subsidiaries, affiliates, employees, agents, representatives, successors and assigns, except Meyer and Fink, from any and all claims, counterclaims, rights, demands, costs, damages, losses, liabilities, attorneys' fees, actions and causes of action whatsoever, whether known or unknown, liquidated, unliquidated, fixed, contingent, material, immaterial, disputed, undisputed, legal or equitable, which FACC has or may have against Citizens, Riley and Oliver , and their respective officers, directors, parent companies, subsidiaries, affiliates, employees, agents, representatives, successors and assigns, except Meyer and Fink, arising out of any act, omission, transaction or occurrence that is the subject matter of any claim, cause of action or counterclaim in the Litigation, or that is the subject matter of any issue in the Form A Proceeding, and from any claim or cause of action alleging any violation of the Kansas Insurance Holding Companies Act (K.S.A. Section 40-3301, et seq.) or any other state or federal securities law or regulation relating to the election of the Board of Directors of FACC at the Annual Shareholders Meeting on June 2, 2003 and solicitation of proxies and/or ballots relating thereto;

7. Citizens, Riley, and Oliver hereby RELEASE, ACQUIT AND FOREVER DISCHARGE FACC, and its officers, directors, parent companies, subsidiaries, affiliates, employees, agents, representatives, successors and assigns, from any and all claims, counterclaims, rights, demands, costs, damages, losses, liabilities, attorneys' fees, actions and causes of action whatsoever, whether known or unknown, liquidated, unliquidated, fixed, contingent, material, immaterial, disputed, undisputed, legal or equitable, which Citizens, Riley, and Oliver have or may have against FACC and its respective officers, directors, parent companies, subsidiaries, affiliates, employees, agents, representatives, successors and assigns arising out of any act, omission, transaction or occurrence that is the subject matter of any claim, cause of action or counterclaim in the Litigation or that is the subject matter of any issue in the Form A Proceeding, and from any claim or cause of action alleging any violation of the Kansas Insurance Holding Companies Act (K.S.A. Section 40-3301, et seq.) or any other state or federal securities law or regulation relating to the election of the Board of Directors of FACC at the Annual Shareholders Meeting on June 2, 2003 and solicitation of proxies and/or ballots relating thereto;

8. FACC and Meyer hereby mutually RELEASE, ACQUIT AND FOREVER DISCHARGE the other party, including their respective officers, directors, parent companies, subsidiaries, affiliates, employees, agents, representatives, heirs, executors, successors and assigns, from any claim, cause of action or counterclaim that alleges any violation of the Kansas

Insurance Holding Companies Act (K.S.A. Section 40-3301, et seq.) or any other state or federal securities law or regulation relating to the election of the Board of Directors of FACC at the Annual Shareholders Meeting on June 2, 2003 and solicitation of proxies and/or ballots relating thereto; that arises out of any act, omission, transaction or occurrence that is the subject of any claim or cause of action asserted in the Verified Petition in the Litigation, Count IV of Defendant's Counterclaims in the Litigation, and as much of Count V of Defendant's Counterclaims in the Litigation as involves any alleged impropriety in the solicitation of proxies; however, it is expressly understood and agreed that FACC and Meyer each specifically retain and do not release any other claim, cause of action or counterclaim including, but not limited to, any claims related to any alleged inducement or solicitation of agents to discontinue, terminate, cease or reduce their business activities as independent agents of First Life American Corporation and/or to terminate their business relationship with First Life American Corporation, regardless of whether such alleged activities were part of, or occurred in conjunction with, any solicitation of proxies and/or ballots;

9. FACC and Fink hereby mutually RELEASE, ACQUIT AND FOREVER DISCHARGE the other party, including their respective officers, directors, parent companies, subsidiaries, affiliates, employees, agents, representatives, heirs, executors, successors and assigns, from any claim, cause of action or counterclaim that alleges any violation of the Kansas Insurance Holding Companies Act (K.S.A.
Section 40-3301, et seq.) or any other state or federal securities law or regulation relating to the election of the Board of Directors of FACC at the Annual Shareholders Meeting on June 2, 2003 and solicitation of proxies and/or ballots relating thereto; that arises out of any act, omission, transaction or occurrence that is the subject of any claim or cause of action asserted in the Verified Petition in the Litigation, Count IV of Defendant's Counterclaims in the Litigation, and as much of Count V of Defendant's Counterclaims in the Litigation as involves any alleged impropriety in the solicitation of proxies; however, it is expressly understood and agreed that FACC and Fink each specifically retain and do not release any other claim, cause of action or counterclaim including, but not limited to, any claims related to any alleged inducement or solicitation of agents to discontinue, terminate, cease or reduce their business activities as independent agents of First Life American Corporation and/or to terminate their business relationship with First Life American Corporation, regardless of whether such alleged activities were part of, or occurred in conjunction with, any solicitation of proxies and/or ballots;

10. This Settlement Agreement, along with the documents referred to herein, constitute the entire agreement among the parties to this Settlement Agreement with regard to the subject matter hereof. The Settlement Agreement may not be modified or amended except in writing, signed by all signatories hereto, or their successors in interest.

11. Each party is entering into this Settlement Agreement voluntarily, without duress, with the consultation and advice of his and its legal counsel, and with full understanding of its terms.

12. This Settlement Agreement represents a compromise of disputed claims and is not to be deemed or construed to be an admission of liability or wrongdoing by any party hereto.

13. This Settlement Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective spouses, heirs, executors, successors and assigns.

         14. This Settlement Agreement shall be governed by, and interpreted and construed in accordance with, Kansas law;

15. This Settlement Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same document.

16. FACC and Citizens each warrant and represent that this Settlement Agreement has been executed by or on behalf of such party by an authorized signatory with full authority and power to bind the party to the terms and conditions of this Settlement Agreement;

17. The parties acknowledge that the terms of this Settlement Agreement may be publicly disclosed by or on behalf of FACC, Riley, Oliver, Citizens, Meyer, Fink and the Committee, and the Settlement Agreement, in whole or in part, may be included in filings with the Securities and Exchange Commission by or on behalf of FACC, Riley, Oliver, Citizens, Meyer, Fink or the Committee.

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have caused this Settlement Agreement to be duly executed as set forth below.


                  [Signature page and acknowledgments follow.]

FIRST AMERICAN CAPITAL CORPORATION


By:      Harland E. Priddle
   --------------------------------
Printed Name:  Harland E. Priddle
             ----------------------
Title:       Chairman of the Board
      -----------------------------



CITIZENS, INC.


By:        Mark A. Oliver
   --------------------------------
Printed Name:   Mark A. Oliver
             ----------------------
Title:            President
      -----------------------------



        Harold D. Riley
-----------------------------------
HAROLD D. RILEY



         Mark A. Oliver
-----------------------------------
MARK A. OLIVER



        Rickie D. Meyer
-----------------------------------
RICKIE D. MEYER



        Michael N. Fink
-----------------------------------
MICHAEL N. FINK

               ACKNOWLEDGMENT - FIRST AMERICAN CAPITAL CORPORATION



STATE OF    Kansas        )
         -----------------
                          ) ss.
COUNTY OF    Shawnee      )
          ----------------


On this 6th day of August, 2003, before me appeared Harland E. Priddle, to me personally known, who, being by me duly sworn did say that he/she is the Chairman of FIRST AMERICAN CAPITAL CORPORATION, a corporation of the State of Kansas, and that said instrument was signed on behalf of said corporation by authority of its Board of Directors, and said Harland E. Priddle acknowledged said instrument to be the free act and deed of said corporation.

In Testimony Whereof, I have hereunto set my hand and affixed my official seal the day and year first above written.



                                                          Diana L. Verble
                                                    ----------------------------
                                                    NOTARY PUBLIC

My Commission Expires:

       4-8-06
---------------------

[SEAL]

                         ACKNOWLEDGMENT - CITIZENS, INC.



STATE OF    Texas         )
         -----------------
                          ) ss.
COUNTY OF     Travis      )
          ----------------


On this 8th day of August, 2003, before me appeared Mark A. Oliver, to me personally known, who, being by me duly sworn did say that he/she is the President of CITIZENS, INC., a corporation of the State of Colorado, and that said instrument was signed on behalf of said corporation by authority of its Board of Directors, and said Mark A. Oliver acknowledged said instrument to be the free act and deed of said corporation.

In Testimony Whereof, I have hereunto set my hand and affixed my official seal the day and year first above written.



                                                           Amy G. Dalton
                                                    ----------------------------
                                                    NOTARY PUBLIC

My Commission Expires:

       4-6-04
---------------------

[SEAL]

                        ACKNOWLEDGMENT - HAROLD D. RILEY



STATE OF     Texas        )
         -----------------
                          ) ss.
COUNTY OF    Travis       )
          ----------------


On this 8th day of August, 2003, before me personally appeared HAROLD D. RILEY, to me known to be the person described herein and who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

In Testimony Whereof, I have hereunto set my hand and affixed my official seal the day and year first above written.



                                                           Amy G. Dalton
                                                    ----------------------------
                                                    NOTARY PUBLIC


My Commission Expires:

       4-6-04
---------------------

[SEAL]

                         ACKNOWLEDGMENT - MARK A. OLIVER



STATE OF    Texas         )
         -----------------
                          ) ss.
COUNTY OF    Travis       )
          ----------------


On this 8th day of August, 2003, before me personally appeared MARK A. OLIVER, to me known to be the person described herein and who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

In Testimony Whereof, I have hereunto set my hand and affixed my official seal the day and year first above written.



                                                          Amy G. Dalton
                                                    ----------------------------
                                                    NOTARY PUBLIC


My Commission Expires:

       4-6-04
---------------------

[SEAL]

                        ACKNOWLEDGMENT - RICKIE D. MEYER



STATE OF    Missouri      )
         -----------------
                          ) ss.
COUNTY OF    Cole         )
          ----------------


On this 7 day of August, 2003, before me personally appeared RICKIE D. MEYER, to me known to be the person described herein and who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

In Testimony Whereof, I have hereunto set my hand and affixed my official seal the day and year first above written.



                                                           Tina L. Hansen
                                                    ----------------------------
                                                    NOTARY PUBLIC


My Commission Expires:

       11-11-04
---------------------

[SEAL]

                        ACKNOWLEDGMENT - MICHAEL N. FINK



STATE OF    Kentucky      )
         -----------------
                          ) ss.
COUNTY OF    Fayette      )
          ----------------


On this 8th day of August, 2003, before me personally appeared MICHAEL N. FINK, to me known to be the person described herein and who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed.

In Testimony Whereof, I have hereunto set my hand and affixed my official seal the day and year first above written.



                                                           Linda S. Estep
                                                    ----------------------------
                                                    NOTARY PUBLIC


My Commission Expires:

       7-28-07
---------------------

[SEAL]

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